December 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-1 (Registration No. 333-234447), as amended - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), hereby concurs in the request by Akers Biosciences, Inc. that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 9:00 A.M. (Eastern Time), or as soon as practicable thereafter, on December 5, 2019, or at such later time as the Registrant or its outside counsel, Ellenoff Grossman & Schole LLP, may orally request by telephone call to the staff that such Registration Statement be declared effective. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Wainwright hereby represents that it is acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark Viklund
Name:	Mark Viklund
Title:	Chief Executive Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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